Exhibit 99.2

ProQR Announces First Quarter 2023 Operating and Financial Results

●	Initial pipeline programs with liver delivery to address Cholestatic Diseases targeting NTCP and Cardiovascular Disease targeting B4GALT1
●	Development of Axiomer® RNA base editing technology platform continues across multiple therapeutic areas
●	Strength of intellectual property estate and leading IP position supported with successful defense of opposition against a key Axiomer patent protecting ADAR-mediated RNA editing
●	Well-capitalized with €139 M in cash and cash equivalents supporting runway into mid-2026.

LEIDEN, Netherlands & CAMBRIDGE, Mass., May 16, 2023 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer® RNA editing technology platform, today reported its financial and operating results for the first quarter ended March 31, 2023, and provided a business update.

“During our R&D event in Q1, we provided a comprehensive update on how we’re executing against our strategy to accelerate the development of Axiomer,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “We believe this platform has broad applicability across multiple therapeutic areas and, based on the encouraging initial in vivo data we’ve generated, look forward to advancing initial programs for diseases that originate in the liver. Over the next 12-18 months, we anticipate presenting and publishing additional preclinical data, including further non-human primate data, to expand on the potential of Axiomer to address diseases with high unmet medical need.”

Recent progress

●	In March, ProQR announced AX-0810 for Cholestatic Diseases targeting NTCP and AX-1412 for Cardiovascular Disease targeting B4GALT1 as initial pipeline programs. These programs share several key characteristics including a deep rooting in human genetics, the potential to have a major impact in indications with high unmet medical need, the ability to leverage the existing proven delivery technology to the liver, the opportunity to monitor early biomarkers to establish target engagement in Phase I trials for human proof of concept, and the availability of well-defined clinical endpoints.

●	AX-0810 for Cholestatic Diseases targeting NTCP is designed to introduce a loss of function (LOF) variant that has been found in human genetics to prevent re-uptake of bile acids in liver. Based on its mechanism of action, AX-0810 has the potential to become a disease modifying treatment for a range of cholestatic diseases, including Biliary Atresia (BA) and Primary Sclerosing Cholangitis (PSC).
●	AX-1412 for Cardiovascular Disease targeting B4GALT1 is designed to introduce a variant into B4GALT1 that is associated in human genetics with a significantly lower chance of developing cardiovascular disease. ProQR intends to advance AX-1412 targeting B4GALT1 to early clinical proof of concept stage, then would seek to partner this program.
●	In March, the Company presented its Axiomer RNA editing technology platform at the 8th annual Oligonucleotide and Precision Therapeutics (OPT) Congress and at the bi-annual RNA Editing Gordon Research Conference (GRC). In May, the Company presented at the Oligonucleotide and Peptide Therapeutics conference (TIDES USA).
●	In March, ProQR announced the successful defense of a key Axiomer patent protecting ADAR-mediated RNA editing. The oppositions were filed in February 2021 with the European Patent Office (EPO) by two separate strawmen against ProQR’s granted patent EP 3234134 B1, which is related to targeted RNA editing using endogenous ADARs and is part of ProQR’s intellectual property estate surrounding its Axiomer RNA editing platform. The Opposition Division of the EPO held a public hearing on March 7 and 8, 2023 and ruled in favor of ProQR’s position, after a minor amendment of the main claim and one dependent claim.

Anticipated upcoming events

●	Present various platform updates over the next 12 months, including liver NHP data, at scientific conferences, as well as research related to ongoing discovery efforts.
●	Continue to execute on existing partnership with Lilly.
●	ProQR may selectively form new partnerships, which could include multi-target discovery alliances, similar to the Company's partnership with Lilly, or product alliances on specific programs.
●	The Company is also seeking to partner its ophthalmology assets (which do not utilize Axiomer technology).
●	ProQR expects to advance AX-0810 targeting NTCP and AX-1412 targeting B4GALT1 into clinical development in late 2024/early 2025.
●	Upcoming scheduled events, including scientific and investor conferences:
●	May 17 – Annual General Meeting of Shareholders, Amsterdam
●	May 30 – Stifel 2023 Tailoring Genes: Genetic Medicines Day, Virtual
●	June 1-2, Dutch Antisense Therapeutics Symposium, Nijmegen

●	June 21-23, 5th Annual RNA Therapeutics event, UMass Chan Medical School, Worcester
●	July 11-13, RNA Editing Summit, Boston

Financial Highlights

At March 31, 2023, ProQR held cash and cash equivalents of €139.0 million, compared to €94.8 million at December 31, 2022. Net cash generated by operating activities during the three-month period ended March 31, 2023 was €44.7 million, compared to €20.5 million used for the same period last year.

Research and development (R&D) costs were €6.1 million for the quarter ended March 31, 2023 compared to €13.4 million for the same period last year.

General and administrative costs were €4.0 million for the quarter ended March 31, 2023 compared to €4.9 million for the same period last year.

Net loss for the three-month period ended March 31, 2023 was €8.9 million, or €0.11 per diluted share, compared to €14.1 million, or €0.20 per diluted share, for the same period last year. For further financial information for the period ended March 31, 2023, please refer to the financial statements appearing at the end of this release, or the Q1 financial report filing.

About Axiomer®

ProQR is pioneering a next-generation RNA base editing technology called Axiomer®, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer® “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer® EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About Biliary Atresia (BA) and Primary Sclerosing Cholangitis (PSC)

Cholestatic disorders refer to a group of diseases presenting excessive and toxic buildup of bile acids in the liver due to bile ducts dysfunction. This leads to liver damage and a range of debilitating symptoms. Without treatment, liver damage can progress through various stages, ultimately leading to liver failure and elevated risk of liver malignancy, affecting life expectancy. Cholestatic diseases remain leading causes of liver transplantation. There are no approved therapies for primary sclerosing cholangitis (PSC) for adults and biliary atresia (BA) for pediatrics It is estimated that 80,000 and 20,000 individuals have PSC and BA, respectively, in North America and in Europe.

About AX-0810 targeting NTCP

The majority of the bile acids present in the liver cells originate from the enterohepatic reuptake cycle. The key transporter responsible for hepatic uptake of bile acids from portal circulation is the sodium (Na+)-taurocholate cotransporting polypeptide (NTCP, SLC10A1 gene) expressed in the liver. AX-0810 is designed to introduce a loss of function variant in SLC10A1 RNA that has been found in human genetics to prevent re-uptake of bile acids in liver via NTCP. Based on its mechanism of action, AX-0810 has the potential to become a disease modifying treatment for PSC and BA primarily among other cholestatic diseases.

About Cardiovascular Diseases

Cardiovascular diseases (CVDs) are a group of health conditions that affect the heart and blood vessels, such as atherosclerosis which can lead to severe problems like heart attacks, heart failure, and stroke. CVDs represent the leading cause of disability and death in the world. Approximately 18 million people die every year from CVDs representing one third of all the global deaths. Despite available lipid lowering therapies and hypertension medications, the risk of CVDs is still projected to increase rapidly over the coming years.

About AX-1412 targeting B4GALT1

Gene–based analysis of rare beta-1,4-galactosyltransferase 1 (B4GALT1) missense variant (p.Asn352Ser) is known to lead to B4GALT1 protein loss of function and showed an association with decreased coronary artery disease. These beneficial effects are mediated by hypo-galactosylation of the apolipoprotein B100 and fibrinogen, known – independent – drivers of increased risk of CVDs. AX-1412 introduces a protective variant into B4GALT1 RNA to address the remaining residual risk of developing cardiovascular diseases. ProQR intends to advance AX-1412 targeting B4GALT1 to early clinical proof of concept stage, then would seek to partner this program.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer®, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, preclinical model data, our initial pipeline targets, our Axiomer platform and the upcoming strategic priorities and milestones related thereto, the potential of our technologies and product candidates, the collaboration with Eli Lilly and Company (“Lilly”) and the intended benefits thereof, and our financial position and cash-runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media Contact:
Robert Stanislaro

FTI Consulting

T: +1 212 850 5657
robert.stanislaro@fticonsulting.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	March 31,	December 31,
	2023	2022
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	138,986	94,775
Prepayments and other receivables	2,168	59,078
Other taxes	457	607

Total current assets	141,611	154,460

Property, plant and equipment	15,780	16,240
Investments in financial assets	621	621

Total assets	158,012	171,321

Equity and liabilities
Equity
Equity attributable to owners of the Company	59,007	67,064
Non-controlling interests	(306)	(384)
Total equity	58,701	66,680

Current liabilities
Borrowings	2,576	2,500
Lease liabilities	1,510	1,387
Derivative financial instruments	593	1,263
Trade payables	276	392
Social securities and other taxes	1,462	1,118
Deferred income	5,835	5,641
Other current liabilities	4,908	8,687

Total current liabilities	17,160	20,988

Borrowings	3,903	4,271
Lease liabilities	13,431	13,813
Deferred income	64,817	65,569

Total liabilities	99,311	104,641

Total equity and liabilities	158,012	171,321

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period
	ended March 31,
	2023	2022
	€1,000	€1,000
Revenue	655	1,130

Other income	42	101

Research and development costs	(6,060)	(13,367)
General and administrative costs	(4,026)	(4,908)
Total operating costs	(10,086)	(18,275)

Operating result	(9,389)	(17,044)
Finance income and expense	(544)	(822)
Results related to associates	—	(8)
Gain on disposal of associate	—	—
Results related to financial liabilities measured at fair value through profit or loss	670	3,764
Result on derecognition of financial liabilities	408	—

Result before corporate income taxes	(8,855)	(14,110)
Income taxes	—	(7)

Result for the period	(8,855)	(14,117)
Other comprehensive income (foreign exchange differences on foreign operation)	(219)	222

Total comprehensive income	(9,074)	(13,895)

Result attributable to
Owners of the Company	(8,933)	(14,109)
Non-controlling interests	78	(8)
	(8,855)	(14,117)
Total comprehensive income attributable to
Owners of the Company	(9,152)	(13,887)
Non-controlling interests	78	(8)
	(9,074)	(13,895)

Share information
Weighted average number of shares outstanding[1]	80,887,534	71,357,170

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.11)	(0.20)
Diluted loss per share[1]	(0.11)	(0.20)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2022	74,865,381	2,995	398,309	28,443	1,426	430	(316,890)	114,713	(604)	114,109
Result for the period	—	—	—	—	—	—	(14,109)	(14,109)	(8)	(14,117)
Other comprehensive income	—	—	—	—	—	222	—	222	—	222
Recognition of share-based payments	—	—	—	1,183	—	—	—	1,183	—	1,183
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(71,283)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	—	—	—	—	—	—	—
Share options exercised / RSUs vested	71,283	—	33	(168)	—	—	168	33	—	33

Balance at March 31, 2022	74,865,381	2,995	398,342	29,458	1,426	652	(330,831)	102,042	(612)	101,430

Balance at January 1, 2023	84,246,967	3,370	412,540	29,052	—	1,212	(379,110)	67,064	(384)	66,680
Result for the period	—	—	—	—	—	—	(8,933)	(8,933)	78	(8,855)
Other comprehensive income	—	—	—	—	—	(219)	—	(219)	—	(219)
Recognition of share-based payments	—	—	—	1,095	—	—	—	1,095	—	1,095
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(118,596)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(3,823)	—	—	3,823	—	—	—
Share options exercised / RSUs vested	118,596	—	—	(228)	—	—	228	—	—	—

Balance at March 31, 2023	84,246,967	3,370	412,540	26,096	—	993	(383,992)	59,007	(306)	58,701

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period
	ended March 31,

	2023	2022
	€1,000	€1,000
Cash flows from operating activities
Net result	(8,855)	(14,117)
Adjustments for:
— Depreciation	549	570
— Share-based compensation	1,095	1,183
— Financial income and expenses	544	822
— Results related to associates	—	8
— Results related to financial liabilities measured at fair value through profit or loss	(670)	(3,764)
— Result on derecognition of financial liabilities	(408)	—
— Income tax expenses	—	7

Changes in working capital	52,290	(3,950)
Cash generated by/(used in) operations	44,545	(19,241)

Corporate income tax paid	—	(7)
Interest received	180	—
Interest paid	—	(1,219)

Net cash generated by/(used in) operating activities	44,725	(20,467)

Cash flow from investing activities
Purchases of property, plant and equipment	(136)	(244)
Sales of property, plant and equipment	47	—

Net cash used in investing activities	(89)	(244)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	—
Proceeds from exercise of share options	—	33
Proceeds from borrowings	—	—
Repayment of lease liability	(259)	(576)

Net cash used in financing activities	(259)	(543)

Net increase (decrease) in cash and cash equivalents	44,377	(21,254)

Currency effect cash and cash equivalents	(166)	1,342
Cash and cash equivalents, at beginning of the period	94,775	187,524

Cash and cash equivalents at the end of the period	138,986	167,612